Issuer Free Writing Prospectus Filed Pursuant to Rule 433

Registration Statement No. 333-182197

American Express Credit Corporation

$1,000,000,000

Floating Rate Senior Notes Due March 18, 2019

Terms and Conditions

Issuer:	American Express Credit Corporation
Security Type:	Medium Term Notes, Series E
Ranking:	Senior, Unsecured
Expected Ratings(1):	Moody’s:	A2 (Stable Outlook)
	Standard & Poor’s:	A- (Stable Outlook)
	Fitch:	A+ (Stable Outlook)
Trade Date:	March 13, 2014
Settlement Date:	March 18, 2014 (T+3 days)
Maturity Date:	March 18, 2019
Aggregate Principal Amount:	$1,000,000,000
Day Count:	Actual / 360
Base Rate:	Three-Month LIBOR (Reuters)
Index Maturity:	90 days
Spread:	+55 bp
Public Offering Price:	100.000%
Underwriters’ Commission:	0.350%
Net Proceeds:	$996,500,000 (before expenses)
Interest Payment Dates and Interest Reset Dates:

Interest on the notes is payable on March 18, June 18, September 18 and December 18 of each year, beginning June 18, 2014. If the interest payment date falls on a day that is not a Business Day, interest will be paid on the next succeeding Business Day

Interest Periods:

Quarterly. The initial period will be the period from, and including the Settlement Date to, but excluding June 18, 2014, the Initial Payment Date. The subsequent interest periods will be the periods from, and including the applicable Interest Payment Date to, but excluding, the next Interest Payment Date or the Maturity Date, as applicable

Interest Determination Dates:	Second London banking day prior to applicable Interest Reset Date
Early Redemption:	The notes may not be redeemed prior to maturity
Listing:	The notes will not be listed on any exchange
Minimum Denominations / Multiples:	Minimum denominations of $2,000 and integral multiples of $1,000 in excess thereof
CUSIP:	0258M0DL0
ISIN:	US0258M0DL06
Joint Book-Running Managers:	Citigroup Global Markets Inc. Credit Suisse Securities (USA) LLC J.P. Morgan Securities LLC Merrill Lynch, Pierce, Fenner & Smith Incorporated RBS Securities Inc.
Co-Managers:	Lloyds Securities Inc. Mitsubishi UFJ Securities (USA), Inc. Mizuho Securities USA Inc. SMBC Nikko Securities America, Inc. TD Securities (USA) LLC U.S. Bancorp Investments, Inc.
Junior Co-Managers:	CastleOak Securities, L.P. Lebenthal & Co., LLC

Notice to Canadian Investors — Each purchaser of these securities that is resident in Canada or otherwise subject to the requirements of Canadian securities laws in connection with its purchase will be deemed to have represented and warranted to the issuer and the underwriters that it is an “accredited investor” as defined in National Instrument 45-106 Prospectus and Registration Exemptions of the Canadian Securities Administrators and, if relying on subsection (m) of the definition of that term, is not a person created or being used solely to purchase or hold securities as an accredited investor, and that it is either purchasing the securities as principal for its own account or is deemed to be purchasing the securities as principal by applicable law.   Each such purchaser further acknowledges that the securities have not been and will not be qualified for sale to the public under applicable Canadian securities laws and that any resale of the securities must be made in accordance with, or pursuant to an exemption from, or in a transaction not subject to, the prospectus requirements of those laws.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Citigroup Global Markets Inc. at (800) 831-9146, Credit Suisse Securities (USA) LLC at (800) 221-1037, J.P. Morgan Securities LLC at (212) 834-4533, Merrill Lynch, Pierce, Fenner & Smith Incorporated at (800) 294-1322 or RBS Securities Inc. at (866) 884-2071.

(1) An explanation of the significance of ratings may be obtained from the rating agencies. Generally, rating agencies base their ratings on such material and information, and such of their own investigations, studies and assumptions, as they deem appropriate. The rating of the notes should be evaluated independently from similar ratings of other securities. A credit rating of a security is not a recommendation to buy, sell or hold securities and may be subject to review, revision, suspension, reduction or withdrawal at any time by the assigning rating agency.